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3/5/02



SECU[...] 02007311 [...]OMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47035

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Betzold Research & Trading, Inc. (formerly known as Betzold, Berg, Nussbaum and Heitman, Inc.)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Boulevard - Lake Level

(No. and Street)

Itasca	IL	60143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen — 630-285-2750
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, Chizek and Company LLP
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James V. Lorentsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Betzold Research & Trading, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title


OFFICIAL SEAL
DAVID F. WILDING
NOTARY PUBLIC- STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-13-2002

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BETZOLD RESEARCH & TRADING, INC.
Itasca, Illinois

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

CONTENTS



CROWE CHIZEK


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2002
WASH, D.C.
365
SECTION

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Betzold Research & Trading, Inc.
Itasca, Illinois

We have audited the accompanying statement of financial condition of Betzold Research & Trading, Inc. (formerly known as Betzold, Berg, Nussbaum & Heitman, Inc.) as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Betzold Research & Trading, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 1, 2002

BETZOLD RESEARCH & TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Cash	$ 1,611,098
Deposit with clearing broker	100,000
Securities owned, at market value	69,427,813
Due from broker-dealers and clearing broker	26,130,859
Other receivables	162,522
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $777,746	346,484
Prepaid expenses and other assets	158,157
Total assets	$ 97,936,933
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Securities sold under agreements to repurchase	$ 59,128,385
Securities sold, not yet purchased, at market value	24,750,251
Accounts payable, accrued compensation and payroll taxes, and other accrued expenses and liabilities	7,550,253
Total liabilities	91,428,889
Stockholders' equity	
Common stock	
Class A, voting, no par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding	672,405
Class A, nonvoting, no par value; 1,000,000 shares authorized; no shares issued and outstanding	-
Retained earnings	5,835,639
Total stockholders' equity	6,508,044
Total liabilities and stockholders' equity	$ 97,936,933

See accompanying notes to financial statement.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Betzold Research & Trading, Inc. (the Company) is an Illinois corporation formed on March 2, 1994 for the purpose of conducting business as a broker-dealer in fixed income securities. During 2001, the Company changed its name from Betzold, Berg, Nussbaum & Heitman, Inc. to Betzold Research & Trading, Inc. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates: In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts in the financial statements and the disclosures provided. Actual results could differ from those estimates.

Securities Transactions: Proprietary securities transactions, commission revenue, and related expenses are recorded on a trade-date basis. Securities owned are valued at market, based on market prices or, if no such information is available, on the rate and term of the security and information about the issuer.

Derivatives: Derivatives are recorded at fair value. Unless formally designated as a hedge qualifying for special accounting treatment under Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities" (Statement 133), changes in the fair value of derivatives are recorded in the statement of income. The Company has not formally designated its derivatives as hedges qualifying for the special accounting treatment under Statement 133.

Repurchase Agreements: Sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted repurchase amounts.

(Continued)

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Sold, Not Yet Purchased: Securities sold, not yet purchased, are used to manage market risk, primarily due to fluctuations in interest rates, in the Company's securities portfolio. Securities sold, not yet purchased, transactions are recorded on the trade-date basis. Gains and losses on securities sold, not yet purchased, are generally offset by corresponding gains and losses in the securities inventory.

Furniture, Equipment, and Leasehold Improvements: Furniture, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed using accelerated methods over estimated useful lives.

Income Taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses, and credits.

NOTE 2 - SECURITIES OWNED

Securities owned, at market values at December 31, 2001, are summarized as follows:

Collateralized mortgage obligations	$ 41,683,649
Mortgage-backed securities	26,629,351
State and municipal obligations	1,114,813
	$ 69,427,813

NOTE 3 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company has entered into master repurchase agreements with financial service companies. Under these agreements, the Company is allowed to sell up to $135,000,000 of securities under agreements to repurchase. Amounts received under these agreements represent short-term financing arrangements. The agreements are collateralized by securities with a market value of $62,206,244 at December 31, 2001. The Company reports the securities it has pledged as collateral on secured borrowings as assets on the statement of financial condition because the secured party cannot sell or repledge the securities and the Company can substitute collateral or otherwise redeem it on short notice. These agreements bear interest at a variable market rate and have an open maturity date.

(Continued)

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As discussed in Note 1, securities transactions for the customers of the Company are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

In the normal course of business, the Company uses derivative financial instruments to hedge market risk, primarily due to fluctuations in interest rates, in its securities inventory. To hedge interest rate exposure in its securities inventory, the Company uses exchange traded futures and options contracts that contain varying degrees of off-balance-sheet risk. The Company does not expect any material losses relating to such derivative instruments that would not be offset with corresponding gains on securities hedged. At December 31, 2001, derivatives consist of financial future contracts to purchase $17,200,000 of five-year U.S. Treasury notes to be issued in March 2002. The fair value of these derivatives, included in other assets on the statement of financial condition, was $12,765 at December 31, 2001.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equivalent to $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

The Company's capital position at December 31, 2001 is summarized below:

Net capital	$ 3,388,117
Net capital requirement	499,184
Excess net capital	$ 2,888,933
Aggregate indebtedness to net capital	2.21 to 1

(Continued)

NOTE 6 - PROFIT SHARING PLAN

The Company has a noncontributory profit sharing plan, which covers substantially all employees and provides that the Company contribute annually a discretionary amount as approved by the Board of Directors. Company contributions for each employee are limited to the lesser of 15% of the employee's annual compensation or $25,500.

NOTE 7 - RELATED PARTY TRANSACTIONS

Betzold Investment Group, Inc. (BIG), formerly known as Betzold, Berg Investment Management, Inc. and the Company have common ownership. BIG is a registered investment advisor that provides investment advice to financial institutions such as thrifts, banks, insurance companies, and credit unions. At December 31, 2001, the Company had a non-interest-bearing receivable from BIG of $75,123.

NOTE 8 - COMMITMENT

The Company is required to maintain a $100,000 deposit with its clearing broker-dealer.

NOTE 9 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments are carried at fair value or at amounts that approximate fair value. Cash and accrued interest receivable are generally short term and are typically liquidated at their carrying values. Securities owned and securities sold, not yet purchased, are carried at fair value. Repurchase agreements are carried at contract amounts plus accrued interest that approximate fair value due to their variable rates and short maturity. Derivative instruments are carried at fair value.

NOTE 10 - STOCKHOLDER AGREEMENT

An agreement exists among the stockholders that sets forth the procedures for purchase of stock by other stockholders or, in certain circumstances, the Company and the basis of valuation of these shares in the event of a sale.

BETZOLD RESEARCH & TRADING, INC.
Itasca, Illinois

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

This report is filed pursuant to Rule 17a-5(e) under the Securities and Exchange Act of 1934 as a Public Document